UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ChinaCast Education Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

16946T109

(CUSIP Number)

Brian Meyer Fir Tree Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 Tel. No.: (212) 599-0090

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to — Jeffrey C. Cohen Linklaters LLP 1345 Avenue of the Americas New York, NY 10105

April 10, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16946T109	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,452,423
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,452,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,452,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16946T109	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,422,241
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,422,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,422,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16946T109	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Capital Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,030,182
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,030,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,030,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

Note to Schedule 13D:

This Schedule 13D is being filed by Fir Tree Inc. (“Fir Tree”) on behalf of Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) (Fir Tree, Fir Tree Value and Fir Tree Capital are collectively referred to hereinafter as the “Reporting Persons”). Fir Tree is the investment manager to Fir Tree Value and Fir Tree Capital, and has the authority to cause them to purchase securities issued by ChinaCast Education Corporation (the “Issuer”) and to exercise any and all voting right associated with such securities.

The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 6,452,423 shares of Common Stock owned by Fir Tree Value and Fir Tree Capital. Pursuant to Rule 13d-4, Fir Tree, Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership.

CUSIP No. 16946T109	13D	Page 5 of 7 Pages

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by Fir Tree Inc. (“Fir Tree”) on behalf of Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) (Fir Tree, Fir Tree Value and Fir Tree Capital are collectively referred to hereinafter as the “Reporting Persons”). Fir Tree is the investment manager to Fir Tree Value and Fir Tree Capital and has the authority to cause them to purchase securities issued by ChinaCast Education Corporation (the “Company”) and to exercise any and all voting rights associated with such securities. Amendment No. 4 amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the common stock of the Company on December 2, 2011, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on December 14, 2011, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on January 9, 2012 and Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on January 19, 2012.

Item 4. Purpose of the Transaction.

Item 4 is hereby supplemented as follows:

Please see Item 6 for a discussion of the Notes and Warrant Purchase Agreement, dated April 10, 2012, by and among the Company, Fir Tree Value, Fir Tree Capital and other shareholders of the Company, the Promissory Note, dated April 10, 2012, between Fir Tree Value and the Company, and the Promissory Note, dated April 10, 2012, between Fir Tree Capital and the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On April 10, 2012, the Company entered into a notes and warrants purchase agreement (the “Purchase Agreement”) and a related series of promissory notes (the “Notes”) with a group of lenders consisting of Fir Tree Value, Fir Tree Capital, Lake Union Capital Fund, LP (“Lake Union Capital”), Lake Union Capital TE Fund, LP(“Lake Union Capital TE”), MRMP Managers LLC (“MRMP”), Harkness Trust (“Harkness”), Ashford Capital Partners, L.P. (“Ashford”), Anvil Investment Associates, L.P. (“Anvil”) and Columbia Pacific Opportunity Fund L.P. (“Col-Pac”) (each of Fir Tree Value, Fir Tree Capital, Lake Union Capital, Lake Union Capital TE, MPRP, Harkness, Ashford, Anvil and Col-Pac, individually, a “Purchaser” and collectively, the “Purchasers”). Each of the Purchasers is a shareholder of the Company, and Ned Sherwood, a director on the Company’s board and shareholder of the Company, is an investment manager of MRMP.

Notes. Pursuant to the Purchase Agreement, the Purchasers have agreed to purchase Notes in the aggregate principal amount of US$1,096,181.50. Fir Tree Value and Fir Tree Capital have agreed to purchase Notes in the principal amount of US$406,668.00 and US$77,263.50, respectively. The Notes bear interest at twenty percent (20.0%) per annum, payable semi-annually in arrears, and mature on April 10, 2013.

Subsequent Advance. After May 25, 2012, and prior to the earlier of the maturity date of the Notes and repayment of the Notes, the Company may make a request for a subsequent advance from each of the Purchasers of up to the same amount funded by each such Purchaser under its respective Note. Any such subsequent advance is in such Purchaser’s sole discretion.

Optional Prepayment of Notes. The Company may prepay any Note in whole or in part at any time prior to maturity by paying 102.5% of the principal to be prepaid together with the accrued interest on the prepaid principal amount to prepayment. If the Note is prepaid in full prior to maturity, the Company will pay the Purchaser an additional amount equal to the greater of (a) ten percent (10.0%) of the aggregate principal amount of the Note minus the sum of (i) all interest paid thereon plus (ii) any prepayment penalties paid in accordance with the foregoing sentence and (b) zero. No prepaid amount may be reborrowed.

Restrictions on Incurrence of Debt. Each Note provides that until all amounts outstanding under the Note have been repaid in full, the Company shall not incur any indebtedness other than indebtedness (a) existing or arising under the Note; (b) existing as of the date of the Note; (c) indebtedness of the Company in an amount not to exceed $5.0 million outstanding at any one time in the aggregate for the purposes mutually agreed with the Purchasers in accordance with the Purchase Agreement and upon the same terms as the Notes; provided, however, if the terms of such indebtedness are materially more favorable than the terms of the Note, then the Purchasers shall be entitled to receive the same terms of such indebtedness with respect to the Note; and (d) indebtedness of the Company which is subordinated to the Note.

Events of Default. Each Note includes events of default for failure to pay principal or interest, bankruptcy and breach of any representation or warranty included in the Note.

Warrants. Under the Purchase Agreement, the Company is required, as soon as practicable after the date of the Purchase Agreement, to issue to each Purchaser a number of warrants (the “Warrants”) equivalent to one Warrant for every two dollars of principal amount of Notes issued to that Purchaser. Each Warrant (a) shall be convertible into one share of the Company’s Common Stock at an exercise price of $4.00 per share (which exercise price shall not be subject to any adjustment mechanism), (b) expire on the fifth anniversary of issuance and (c) include anti-dilution protections for ordinary stock splits, stock dividends and recapitalizations. The Company is required to issue 203,334 Warrants to Fir Tree Value and 38,632 Warrants to Fir Tree Capital.

Registration Rights. The Purchase Agreement also provides that the Company, Fir Tree Value and Fir Tree Capital will, as soon as practicable after the date of the Purchase Agreement, enter into a registration rights agreement (the “New Fir Tree Registration Rights Agreement”) on substantially the same terms as the registration rights agreement between the Company, Fir Tree Value and Fir Tree Capital, dated as of November 23, 2009 (the “Old Registration Rights Agreement”), with the exception that: (a) (i) the demand registration rights set forth in Section 2.1.1 of the Old Registration Rights Agreement shall commence instead on August 1, 2012; (ii) the piggy-back registration rights set forth in Section 2.2.1 of the Old Registration Rights Agreement shall commence instead on September 1, 2012; and (iii) the first sentence of the defined term “Registrable Securities” under the Old Registration Rights Agreement shall be defined to mean the 6,452,423 shares of Common Stock held by Fir Tree Value and Fir Tree Capital as of the date of the Purchase Agreement and the Warrants and shares of common stock issuable upon exercise of the Warrants to be issued to Fir Tree Value and Fir Tree Capital and (b) the New Fir Tree Registration Rights Agreement shall include such other changes as to be agreed upon by the parties thereto. The Company’s Old Registration Rights Agreement will be terminated by the Company, Fir Tree Value and Fir Tree Capital concurrently with the execution of the New Fir Tree Registration Rights Agreement and any and all existing breaches or violations thereof will thereby be waived by the Company, Fir Tree Value and Fir Tree Capital.

The Purchase Agreement also provides that the Company and the Purchasers other than Fir Tree Value and Fir Tree Capital will, as soon as practicable, enter into a registration rights agreement that will provide such Purchasers with the same piggy-back registration rights (but not the demand registration rights) as will be provided to Fir Tree Value and Fir Tree Capital.

CUSIP No. 16946T109	13D	Page 6 of 7 Pages

Information Rights. The Purchase Agreement also provides that so long as the Notes are outstanding, any Purchaser holding the Notes shall have the right to receive (i) a weekly report detailing the use of the proceeds from the Notes and (ii) any other information that the Purchasers may reasonably request.

Use of Proceeds. The Company will use the proceeds from the Notes for the purposes set out in a mutually agreed upon schedule of proceeds.

All references to the agreements and documents described in this Item 6 are summaries thereof and do not purport to be complete and are qualified in their entirety to the full text of the respective agreements and documents, which have been attached hereto as exhibits and which are incorporated herein by reference. A copy of the Notes and Warrant Purchase Agreement is attached as Exhibit 1 to this Amendment No. 4. In addition, a copy of the Promissory Note between Fir Tree Value Master Fund, L.P. and ChinaCast Education Corporation is attached as Exhibit 2 to this Amendment No. 4 and a copy of the Promissory Note between Fir Tree Capital Opportunity Master Fund, L.P. and ChinaCast Education Corporation is attached as Exhibit 3 to this Amendment No. 4.

Exhibit 1	Notes and Warrant Purchase Agreement, dated April 10, 2012, by and among ChinaCast Education Corporation, Fir Tree Value Master Fund, L.P., Fir Tree Capital Opportunity Master Fund, L.P., Lake Union Capital Fund, LP, Lake Union Capital TE Fund, LP, MRMP Managers LLC, Harkness Trust, Ashford Capital Partners, L.P., Anvil Investment Associates, L.P. and Columbia Pacific Opportunity Fund, L.P..

Exhibit 2	Promissory Note, dated April 10, 2012, between Fir Tree Value Master Fund, L.P. and ChinaCast Education Corporation.

Exhibit 3	Promissory Note, dated April 10, 2012, between Fir Tree Capital Opportunity Master Fund, L.P. and ChinaCast Education Corporation.

CUSIP No. 16946T109	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2012

FIR TREE INC.

By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE VALUE MASTER FUND, L.P.

By:	FIR TREE INC., its Manager

By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.

By:	FIR TREE INC., its Manager

By:	/s/ James Walker
Name: James Walker
Title: Managing Director